

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2011

Via E-mail
Lawrence R. Rutkowski
Executive Vice President and Chief Financial Officer
The Warnaco Group, Inc.
501 Seventh Avenue
New York, New York 10018

> **Re: The Warnaco Group, Inc.**
> **Form 10-K for the Fiscal Year Ended January 1, 2011**
> **Filed March 1, 2011**
> **Correspondence furnished on November 23, 2011**
> **File No. 001-10857**

Dear Mr. Rutkowski:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Capital Resources and Liquidity, page 58

1. We note in your response to comment two of our letter dated November 10, 2011 that cash and investments held by foreign subsidiaries as of January 1, 2011 and October 1, 2011 were $176.4 million and $176.7 million, respectively. We further note that your total cash and cash equivalents as of January 1, 2011 and October 1, 2011 were $191.2 million and $179.3 million, respectively. Given that a significant amount and percentage of your total cash and investments are held by foreign subsidiaries, please advise us of the following:

    a. Confirm to us that you will provide disclosure, in future filings, of the balance of cash and investments held by foreign subsidiaries as well as disclosure to illustrate that the large majority of such cash and investments is not available to fund domestic operations without accrual and payment of a significant amount of taxes upon repatriation. Also provide us with the text of your proposed future disclosure in your response.

b. Describe to us how you satisfy the cash needs of your domestic operations.

c. Describe to us your specific plans for the reinvestment of undistributed earnings of foreign subsidiaries (ASC 740-30-25-17), and tell us the factors that management considered in determining that there is sufficient evidence that the undistributed earnings of your foreign subsidiaries will continue to be indefinitely reinvested (ASC 740-30-25-19). Include your consideration of the amount and percentage of cash and investments currently held by foreign subsidiaries in your response.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining